December 8, 2009
via EDGAR
Mr. David R. Humphrey, Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Washington, D.C. 20548

Re:	Diamondhead Casino Corporation Form 10-K for the year ended December 31, 2008 Commission File Number: 000-17529
Dear Mr. Humphrey:
          This will acknowledge receipt of your letter dated November 27, 2009. This will confirm our understanding, as requested in your letter, of the following:
a)	that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The responses to your comment letter will address your comments in the order in which they appear in your comment letter. Please let me know should any additional information be required.
Form 10K for the year ended December 31, 2008
Competition — page 13
1.	Please expand your disclosure to discuss the existing gaming facilities, including Native American gaming operations, in Mississippi and Louisiana. In this regard, consider adding a table that lists (i) the name of each facility, (ii) an indication of its size in terms of square footage and/or the number of gaming tables, slot machines, etc. and (iii) the proximity (in miles) to your property in Diamondhead, Mississippi.
          Information will be added to the next 10K, including the name of each competing facility, an indication of its size in terms of square footage, the number of gaming tables and slot machines, if available, and its proximity in miles to the Diamondhead property. This information changes with modifications to gaming facilities and hotels and with the addition of games to the gaming floor, therefore, the Issuer intends to use the latest then-available information published by the applicable State.
Management’s Discussion and Analysis of Financial Condition and Financial Results Liquidity, Capital Resources and Financial Results — page 18
2.	Please explain the types of expenses that compromise the general and administrative expense category from your statement of operations. In addition, please revise your disclosure to provide a discussion of all significant items and variations between years.
          The following table depicts the major categories of General and Administrative expenses:

DESCRIPTION	12/31/2008	12/31/2007	12/31/2006
Payroll and Related Taxes	$554,081	$556,980	$1,070,770
Legal, Audit and Other Contracted Services	181,947	183,448	165,252
Rents and Insurances	51,856	52,039	44,551
Annual Meeting Expenses	—	27,796	—
Telephone, Office and Other Expenses	89,897	104,977	97,494

Total General and Administrative Expense	$877,781	$925,240	$1,378,067

$ Variance Versus 12/31/2008	—	$47,459	$500,286
          As the above table reflects, the majority of our general and administrative expenses relate to compensation. The only significant variation in payroll and related taxes depicted in 2006, as compared to the year ended 2008, was compensation-related as was explained in Management’s Discussion and Analysis of Financial Condition and Financial Results on page 18 of our 2008 Form 10-K.
          In future filings, we will provide additional detail as to general and administrative expenses and include a discussion of all significant items and variations between years.
3.	We note that you obtained a $1 million line of credit during 2008. Please expand your disclosure to discuss how you were able to obtain this line of credit without pledging any collateral and without a guarantee by any of your officers and directors. Also, discuss the likelihood that you would be able to secure additional financing if you granted a security interest in your Diamondhead property (assuming you would be willing to do so).
          The Lender who provided the $1 million Line of Credit is a sophisticated businessman of substantial means. The Lender is familiar with the Diamondhead, Mississippi property and has personally visited and toured the site. The Lender considered various other options, including taking a security interest in the Diamondhead property, but opted for a short and simple Line of Credit agreement with an option to purchase Common Stock. The Company obtained the full $1 million line of credit.
          The Company is not averse to granting a security interest in its Diamondhead property and would likely be able to secure additional financing were it to grant a security interest in the Diamondhead property. As we discuss in our 2008 Form 10-K, the Company continues to pursue financing alternatives to fund its on-going costs and expenses and those alternatives include financing collateralized by the Diamondhead, Mississippi property. However, the Company believes that it will be required to pledge the property as security for any future, major financing or financing involving a joint venture. Therefore, the Company is trying to avoid mortgaging the property to obtain a minor loan since it could interfere with the Company’s ability to obtain major financing at a later date. In addition, the Company is trying to avoid the legal, engineering, and surveying costs associated with selecting, carving out, and mortgaging a portion of the property to secure a minor loan. Finally, to the extent it is able to do so, the Company wants to avoid placing any mortgage or other lien on its property. The fact that the property carries no mortgage or other liens seems attractive to potential joint venture partners and potential purchasers.
          In future filings, we will expand our discussion as to the alternatives being considered in obtaining financing to fund our on-going costs and expenses.
4.	With respect to your $1 million line of credit, please state the expected source of repayment. Also, the related loan document should be filed as an exhibit to your Form 10-K.
          As discussed in our 2008 Form 10-K and the attached financial statements, the Line of Credit is payable in full on November 1, 2012. We intend to repay the loan through more permanent means of financing, or in the alternative, by selling stock or a portion of the Diamondhead property before that date. The Lender has requested anonymity, however, a redacted copy of the Line of Credit will be filed as an exhibit to the next Form-10K.
5.	We note (i) your belief that you will likely exhaust all cash resources available to you by December 31, 2009, and (ii) your disclosure regarding the auditor’s report expressing substantial doubt about your ability to continue as a going concern. However, please expand your discussion to explain the consequences if, for whatever reason, you are unable to secure additional financing, or to reach an agreement with a third party to develop the land, in order to meet your current and future liquidity needs.
          In the event that the Company is unable to secure additional financing or reach an agreement with a third party to develop the land, the Company would be unable to pay its on-going and long term expenses and would be unable to continue as a going concern. In future filings, we will expand our discussion of this topic to include a discussion concerning those consequences similar to that disclosed in Item 1A — Risk Factors on page 15 of our 2008 Form 10-K.
Critical Accounting Policies — page 20
6.	As part of your analysis of the value of the property you own in Diamondhead, Mississippi, we note you have relied upon the appraisal of J. Daniel Schroeder Appraisal Company to calculate the fair value. To the extent that you cite third party appraisers and your discussion elevates their participation in the process to the level of an expert, please note that you must name the appraiser and file a consent from them should these financial statements be incorporated expressly or by reference into any registration statement. Refer to Item 601 of Regulation S-K (Exhibit 23).

We appreciate the reference to the Regulation.

Exhibits — page 39
7.	The caption to Item 15 shown on page 39 should be revised to conform to the caption shown for Item 15 in the Table of Contents at the beginning of your Form 10-K.
          Thank you for pointing out the inconsistency. We will correct the caption to Item 15 to conform to the caption shown for Item 15 in the Table of Contents at the beginning of the Form 10-K in future filings.
8.	Your list of exhibits appears to contain a number of documents that are out-of-date and no longer relevant. Please note that documents on file with the Commission for more than five years generally may not be incorporated by reference unless such incorporated documents were originally filed in registration statements. In this regard, we note that a number of your exhibits are incorporated by reference to Form 10-K filings that were made more than five years ago. See Item 10(d) of Regulation S-K.
          Thank you for pointing out the reference to Regulation S-K as it pertains to our listing of exhibits. In future filings, we will review the exhibit listing and eliminate those incorporated by reference that do not comport with the instructions outlined in Item 10(d) of Regulation S-K.
9.	Please note that reference may not be made to any document that incorporates another document by reference if the information to be incorporated by reference includes an incorporation by reference to another (third) document. For example, your most recent Form 10-Q contains a reference to exhibits contained in your 2008 Form 10-K. However, many of these exhibits are themselves incorporated by reference to other documents. See Rule 12b-23 of the Exchange Act.
          Thank you for pointing out our circular reference to the exhibits. In future filings, we will revise our language used for Item 6, Form 10-Q, to comport with the intent of Rule 12b-23 of the Exchange Act.
          I trust the foregoing gives you the information you need to complete your review. Again, please let us know if any additional information is required.
          With kindest professional regards, I remain

Very truly yours,

/s/ Deborah A. Vitale

By:	Deborah A. Vitale
President

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